Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Bitdeer Technologies Group on Form F-4 of our report dated March 3, 2023, which includes an explanatory paragraph as to Blue Safari Group Acquisition Corp.’s ability to continue as a going concern with respect to our audit of the financial statements of Blue Safari Group Acquisition Corp. as of December 31, 2022 and 2021 and for the year ended December 31, 2022 and the period from February 23, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

March 7, 2023